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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*


                            Vascular Solutions, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    92231M109
         ---------------------------------------------------------------
                                 (CUSIP Number)


                                David A. Knight,
                           c/o Stephens Group, Inc.,
                               111 Center Street,
                             Little Rock, AR 72201,
                                 (501) 377-2573
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 19, 2000
         ---------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                           ------------------
CUSIP No. 92231M109                                           Page 2 of 12 Pages
-------------------                                           ------------------


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1    Name of Reporting Persons
     I.R.S. Identification No. of Above Persons (entities only)

     James Sommers, Voting Trustee of Vascular Voting Trust

--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions) (a) [x]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3    SEC Use Only


--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)
     Not applicable

--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)                                                            [ ]


--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
     Arkansas

--------------------------------------------------------------------------------
                             7      Sole Voting Power
                                    2,717,180

         NUMBER OF           ---------------------------------------------------
          SHARES             8      Shared Voting Power
       BENEFICIALLY                 -0-
         OWNED BY
           EACH              ---------------------------------------------------
         REPORTING           9      Sole Dispositive Power
          PERSON                    -0-
           WITH
                             ---------------------------------------------------
                             10     Shared Dispositive Power
                                    -0-

--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     2,717,180

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                                           [ ]


--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
     21.6

--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)
     OO

--------------------------------------------------------------------------------

---------------------                                         ------------------
CUSIP No.  92231M109                                          Page 3 of 12 Pages
---------------------                                         ------------------


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1    Name of Reporting Persons
     I.R.S. Identification No. of Above Persons (entities only)

     Stephens Group, Inc.

--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions) (a) [x]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3    SEC Use Only


--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)
     Not applicable

--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)                                                            [X]


--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
     Arkansas

--------------------------------------------------------------------------------
                             7      Sole Voting Power
                                    -0-

           NUMBER OF         ---------------------------------------------------
            SHARES           8      Shared Voting Power
         BENEFICIALLY               -0-
           OWNED BY
             EACH            ---------------------------------------------------
           REPORTING         9      Sole Dispositive Power
            PERSON                  -0-
             WITH
                             ---------------------------------------------------
                             10     Shared Dispositive Power
                                    2,707,180

--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     2,707,180

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                                           [X]


--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
     21.6

--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)
     HC, CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                         ------------------
CUSIP No.  92231M109                                          Page 4 of 12 Pages
---------------------                                         ------------------


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1    Name of Reporting Persons
     I.R.S. Identification No. of Above Persons (entities only)

     Stephens Vascular Preferred, LLC

--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions) (a) [x]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3    SEC Use Only


--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)
     Not applicable

--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)                                                            [ ]


--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
     Arkansas

--------------------------------------------------------------------------------
                             7      Sole Voting Power
                                    -0-

          NUMBER OF          ---------------------------------------------------
           SHARES            8      Shared Voting Power
        BENEFICIALLY                -0-
          OWNED BY
            EACH             ---------------------------------------------------
          REPORTING          9      Sole Dispositive Power
           PERSON                   -0-
            WITH
                             ---------------------------------------------------
                             10     Shared Dispositive Power
                                    1,821,466

--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,821,466

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                                           [X]


--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
     14.5

--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)
     OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                         ------------------
CUSIP No.  92231M109                                          Page 5 of 12 Pages
---------------------                                         ------------------


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1    Name of Reporting Persons
     I.R.S. Identification No. of Above Persons (entities only)

     Stephens Vascular Options, LLC

--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions) (a) [x]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3    SEC Use Only


--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)
     Not applicable

--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)                                                            [ ]


--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
     Arkansas

--------------------------------------------------------------------------------
                             7      Sole Voting Power
                                    -0-

           NUMBER OF         ---------------------------------------------------
            SHARES           8      Shared Voting Power
         BENEFICIALLY               -0-
           OWNED BY
             EACH            ---------------------------------------------------
           REPORTING         9      Sole Dispositive Power
            PERSON                  -0-
             WITH
                             ---------------------------------------------------
                             10     Shared Dispositive Power
                                    885,714

--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     885,714

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                                           [X]


--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
     7.1

--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)
     OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                         ------------------
CUSIP No.  92231M109                                          Page 6 of 12 Pages
---------------------                                         ------------------


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1    Name of Reporting Persons
     I.R.S. Identification No. of Above Persons (entities only)

     Stephens Investment Partners III LLC

--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions) (a) [x]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3    SEC Use Only


--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)
     Not applicable

--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)                                                            [ ]


--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
     Arkansas

--------------------------------------------------------------------------------
                             7      Sole Voting Power
                                    -0-

         NUMBER OF           ---------------------------------------------------
          SHARES             8      Shared Voting Power
       BENEFICIALLY                 -0-
         OWNED BY
           EACH              ---------------------------------------------------
         REPORTING           9      Sole Dispositive Power
          PERSON                    -0-
           WITH
                             ---------------------------------------------------
                             10     Shared Dispositive Power
                                    10,000

--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     10,000

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                                           [X]


--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
     0.0

--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)
     OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                         ------------------
CUSIP No.  92231M109                                          Page 7 of 12 Pages
---------------------                                         ------------------


ITEM 1. SECURITY AND ISSUER

     This Schedule 13D relates to the common stock, par value $.01 per share, of Vascular Solutions, Inc. ("Vascular Solutions"), the principal executive offices of which are located at 2495 Xenium Lane North, Minneapolis, Minnesota 55441. This Schedule 13D is being filed to reflect a voting trust among James Sommers, as voting trustee (the "Voting Trustee"), and the persons listed in paragraph
(a)(iii) through (a)(v) of Item 2 below (the "Trust Participants") pursuant to a Voting Trust Agreement dated as of July 14, 2000 (the "Voting Trust Agreement").

ITEM 2. IDENTITY AND BACKGROUND

     (a) This Schedule 13D is being filed by and on behalf of (i) the Vascular Voting Trust, James Sommers, Voting Trustee, (ii) Stephens Group, Inc., (iii) Stephens Vascular Preferred, LLC, (iv) Stephens Vascular Options, LLC, and (v) Stephens Investment Partners III LLC (collectively, the "Reporting Persons").

          (i) James Sommers is the Voting Trustee of the Vascular Voting Trust established pursuant to the Voting Trust Agreement. Mr. Sommers is a citizen of the United States of America, has a business address of 237 Cherokee Road, Charlotte, North Carolina 28207, and is principally employed as a financial consultant.

          (ii) Stephens Group, Inc. is an Arkansas business corporation, engaged in the business of buying, owning, holding and selling investment securities and other assets, the principal offices of which are located at 111 Center Street, Little Rock, Arkansas 72201.

               The voting stock of Stephens Group, Inc. is owned by the following persons: Jackson T. Stephens Trust No. One, Bess C. Stephens Revocable Trust, Warren A. Stephens Trust No. One, Wilton R. Stephens, Jr. Revocable Trust, Pamela Diane Stephens Trust, and Elizabeth Stephens Campbell Revocable Trust.

               The executive officers and directors of Stephens Group, Inc., and their respective principal employments, are:

               (A) Jackson T. Stephens, Chairman of the Board of Directors of Stephens Group, Inc.

               (B)  Bess C. Stephens, Director of Stephens Group, Inc.

               (C) Warren A. Stephens, President of Stephens Group, Inc., and President and Chief Executive Officer of Stephens Inc.

               (D) Wilton R. Stephens, Jr., Director and officer of Stephens Group, Inc. and Stephens Inc.

               (E) Jon E.M. Jacoby, Director and Executive Vice President of Stephens Group, Inc., and Executive Vice President and Director of Stephens Inc.

               (F)  Vernon J. Giss, Director of Stephens Group, Inc.

               (G) Craig D. Campbell, Director of Stephens Group, Inc. and employee of Stephens Inc.

               (H)  William R. Walker, Director of Stephens Group, Inc.

               (I) Curtis F. Bradbury, Jr., Director of Stephens Group, Inc., and Senior Executive Vice President, Chief Operating Officer and Director of Stephens Inc.

Each of the executive officers and directors of Stephens Group, Inc. listed above is a citizen of the United States of America and has the business address of Stephens Group, Inc., 111 Center Street, Little Rock, Arkansas 72201.

          (iii) Stephens Vascular Preferred, LLC, is an Arkansas limited liability company formed as a holding company for an investment in Vascular Solutions securities, with a business address of 111 Center Street, Little Rock, Arkansas

---------------------                                         ------------------
CUSIP No.  92231M109                                          Page 8 of 12 Pages
---------------------                                         ------------------


72201. Its sole manager is Stephens Group, Inc. Its members are Stephens Group, Inc. and officers and employees of Stephens Group, Inc. and its affiliates.

          (iv) Stephens Vascular Options, LLC, is an Arkansas limited liability company formed as a holding company for an investment in Vascular Solutions securities, with a business address of 111 Center Street, Little Rock, Arkansas 72201. Its sole manager is Stephens Group, Inc. Its members are officers and employees of Stephens Group, Inc. and its affiliates, and trusts and corporations controlled by Stephens family members.

          (v) Stephens Investment Partners III LLC is an Arkansas limited liability company engaged in the business of making private investments, with a business address of 111 Center Street, Little Rock, Arkansas 72201. Its managers are Warren Stephens, Wilton R. Stephens, Jr., Curtis F. Bradbury, Jr., Jon E.M. Jacoby, and Douglas H. Martin. Its members are current and former officers and employees of Stephens Inc., a second-tier, wholly-owned subsidiary of Stephens Group, Inc.


     (b) Except as described in (c) below, during the past five years, none of the Reporting Persons or the persons listed as directors, officers or managers of any of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor been the subject of any civil judgment, decree or order involving any federal or state securities laws or his/her compliance therewith.

     (c) Stephens Inc., an Arkansas corporation, is a second-tier, wholly-owned subsidiary of Stephens Group, Inc. and is a broker-dealer firm registered with the NASD and a member of the New York Stock Exchange. Stephens Inc. served as an underwriter in the initial public offering of the common stock of Vascular Solutions. Stephens Inc. will maintain an inventory of Vascular Solutions common stock from time to time and will be a market maker for Vascular Solutions common stock. The principal offices of Stephens Inc. are located at 111 Center Street, Little Rock, Arkansas 72201. During the past five years, Stephens Inc. has not been convicted in any criminal proceeding. During the past five years, Stephens Inc. has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws in the following proceedings:

          (i) Stephens Inc. entered into a consent order on October 4, 1996 with the NASD in NASD District 5, Matter Nos. CO5960094, CO5960040 in which the NASD found that Stephens Inc. had failed to establish, maintain and enforce proper supervisory procedures to prevent unsuitable trades or over-concentration of securities in customer accounts, improper communications by unregistered employees or through unregistered offices of the firm, improper communications and excessive compensation in connection with the wholesale marketing of certain mutual funds. Stephens Inc. agreed to engage an independent auditor to review and recommend improvements in its supervisory systems and procedures and to implement such improvements in an effort to prevent similar activities in the future and consented to a fine in connection therewith.

          (ii) Stephens Inc. entered into a consent order on September 5, 1997 In the Matter of Stephens Inc., No. FW-2019 before the Securities and Exchange Commission in which the Commission found that Stephens Inc.'s procedures for obtaining consent from its advisory customers for transactions in securities in which Stephens Inc. makes a market did not fully satisfy the requirements of
Section 206(3) of the Investment Advisors Act of 1940 and ordered that Stephens Inc. cease and desist from its previous method of obtaining consent and utilize only consents that fully satisfy the requirements of said Section 206(3).

          (iii) On August 11, 1997, the Chicago Board Options Exchange entered a consent order In the Matter of Stephens Inc., File No. 97-0019, in which it found that Stephens Inc.'s margin system had failed to accurately compute margin requirements for certain option positions in customer accounts. Stephens Inc. agreed to engage independent accountants to review its margin system and to make recommendations to prevent a recurrence of inaccurate margin requirement computations, in an effort to assure accurate pricing and margin calculations in the future, and Stephens Inc. consented to a fine in connection therewith.

          (iv) In the matter of Escambia County, Stephens Inc. and Bill Bethea, NASD No. CO5950076, the NASD found that Stephens Inc. had failed to effectively supervise one of its registered employees in the municipal finance business, who, without the knowledge of Stephens Inc., had apparently paid a bribe to an official of a public bond authority. Stephens Inc. consented to a fine in connection therewith on or about November 15, 1995.

---------------------                                         ------------------
CUSIP No.  92231M109                                          Page 9 of 12 Pages
---------------------                                         ------------------


          (v) On or about October 23, 1996, Stephens Inc. entered into a letter of consent with the NASDR in NASDR Case No. CO5960089, in which it consented to a fine in connection with an allegation that Stephens Inc. had failed to include one of its public finance assignments on a Form G-37 report filed with the Municipal Securities Rulemaking Board ("MSRB").

          (vi) On or about May 8, 1997, Stephens Inc. entered into a letter of consent with the NASDR, in NASDR Case No. CO5970016, in which it consented to a fine in connection with an allegation that it had failed to include two public finance assignments on a Form G-37 report filed with the MSRB and that it had failed to file two Form G-36 reports with the MSRB in connection with two municipal finance assignments.

          (vii) On or about May 21, 1998, Stephens Inc. agreed to submit a letter of consent with the NASDR consenting to a fine in connection with an allegation that it had failed to execute five transactions on behalf of public customers at the best inter-dealer market price as reported by Nasdaq, had failed to cross two customer orders with limit orders that offered better prices, and had failed in eight instances to publish, on a timely basis, bids or offers that reflected customer limit orders that were at prices which would have improved Stephens' bid or offer in certain securities.

          (viii) On November 12, 1998 a civil action was filed by the U.S. Attorney's Office in the U.S. District Court for the Northern District of Florida, Case No. 3:98cv448/RV/MD, against Stephens Inc. The matter was settled pursuant to court order on November 24, 1998. Stephens Inc. was held vicariously liable on a civil basis under 18 U.S.C. Sections 1341, 1343, 1345 and 1346 for
(i) undisclosed payments made by three former employees to two Florida public officials in connection with the pursuit of municipal finance business in Florida; and (ii) a former employee's failure to disclose payments made to an outside consultant and an employee of another broker dealer in connection with an offering of the Florida Community Services Corp. of Walton County. Stephens Inc. paid a $2.25 million civil penalty to the Dept. of Justice, $296,385.90 to the Escambia County (Florida) Utilities Authority, $53,756.38 to the Osceola County (Florida) Commission, and $536,529.73 to the Florida Housing Finance Agency. The firm also agreed to forego any new, negotiated municipal securities business in Florida for five years, and to forego permanently the use of outside consultants in connection with the solicitation of municipal bond business.

          (ix) On November 23, 1998 the SEC filed an Administrative Proceeding (File No. 3-9781) against Stephens Inc. which, without admitting or denying the findings, consented to entry of the findings and the imposition of remedial sanctions by the SEC. The SEC found: 1) three former employees made undisclosed payments to three Florida public officials in connection with the firm's municipal securities activities in Florida between 1992 and 1995; 2) inaccurate entries were made on the firm's books and records concerning outside municipal finance consultants, expenses charged to issuers, and the improper reimbursement of political contribution made by employees of the firm; and 3) the firm failed to disclose a commission earned on a guaranteed investment contract purchased by the Cherokee Co. (Ga.) Water & Sewerage Authority in connection with an offering underwritten by Stephens Inc. Such conduct violated Sections 10(b), 15B(c)(1) and 17(a) of the Exchange Act and Rules 10b-5 and 17a-3 thereunder, Section 17(a) of the Securities Act, and MSRB Rules G-8, G-17 and G-20. Stephens Inc. was ordered to: 1) cease and desist from committing violations of Sections 10(b), 15B(c)(1) and 17(a) of the Exchange Act and Rules 10b-5 and 17a-3 thereunder, Section 17(a) of the Securities Act, and MSRB rules G-8, G-17 and G-20; 2) pay a $2.25 million civil penalty to the Commission; 3) pay $111,019.19 to the Cherokee (Ga.) Water & Sewerage Authority; and 4) retain an independent consultant to review public finance policies and procedures.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Not applicable.

ITEM 4. PURPOSE OF TRANSACTION

     Collectively, Stephens Vascular Preferred, LLC, Stephens Vascular Options, LLC, and Stephens Investment Partners III LLC beneficially own approximately 21.6% of the outstanding common stock of Vascular Solutions. Stephens Inc., a wholly-owned second-tier subsidiary of Stephens Group, Inc. and registered broker-dealer, desires to engage in market-making activities and other principal transactions in the common stock of Vascular Solutions without the need to deliver a prospectus under current law and regulations. In order to do so, it is necessary that Stephens Inc. not be deemed an "affiliate" under the Securities Act of 1933, as amended (the "Act") and the Exchange Act of 1934, as amended (the "Exchange Act"). Therefore, the Trust Participants entered

---------------------                                        -------------------
CUSIP No.  92231M109                                         Page 10 of 12 Pages
---------------------                                        -------------------


into the Voting Trust Agreement because the relationships among them, Stephens Inc. and Vascular Solutions may create an inference that Stephens Inc. is an "affiliate" of Vascular Solutions under the Act and the Exchange Act.

     Stephens Inc., a wholly-owned second-tier subsidiary of Stephens Group, Inc., intends to make a market in Vascular Solutions common stock and in this capacity will acquire and disposes of securities of Vascular Solutions. Stephens Inc. and the other underwriters in the initial public offering of the common stock of Vascular Solutions were granted an option exercisable for 30 days from the date of the prospectus, to purchase, collectively, up to 525,000 additional shares of common stock at the public offering price less the underwriting discount, solely for the purpose of covering over-allotments in connection with the offering. In the event this option is exercised, Stephens Inc. will be obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to its initial purchase commitment.

     James O. Jacoby, Jr., an officer of Stephens Inc., serves on the board of directors of Vascular Solutions.

     Except as set forth above, the Reporting Persons have no current plans or proposals to effect any transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) The following table discloses the ownership of the common stock of Vascular Solutions by the Reporting Persons and their respective directors, managers, and executive officers:

                                                                          Percent of
                                                           Number of      Outstanding
Name                                                       Shares         Shares        Voting Power        Investment Power
----                                                       ---------      -----------   ------------        ----------------
James Sommers, Voting Trustee of Vascular Voting Trust     2,717,180         21.6     Sole:  2,717,180                     -0-

Stephens Group, Inc.(1)                                    2,707,780         21.6                  -0-      Shared:  2,707,180

Stephens Vascular Preferred, LLC                           1,821,466         14.5                  -0-      Shared:  1,821,466

Stephens Vascular Options, LLC                               885,714          7.1                  -0-      Shared:    885,714

Stephens Investment Partners III LLC(2)                       10,000          -0-                  -0-      Shared:     10,000

Jackson T. Stephens                                              -0-          -0-                  -0-                     -0-

Bess C. Stephens                                                 -0-          -0-                  -0-                     -0-

Warren A. Stephens(3)                                         10,000          -0-                  -0-      Shared:     10,000

Wilton R. Stephens, Jr.(3)                                    10,000          -0-                  -0-      Shared:     10,000

Jon E.M. Jacoby(3)                                            10,000          -0-                  -0-      Shared:     10,000

Vernon J. Giss                                                   -0-          -0-                  -0-                     -0-

Craig D. Campbell                                                -0-          -0-                  -0-                     -0-

William Walker                                                   -0-          -0-                  -0-                     -0-

Douglas H. Martin(3)                                          10,000          -0-                  -0-      Shared:     10,000

Curtis F. Bradbury, Jr.(3)                                    10,000          -0-                  -0-      Shared:     10,000

          (1) Includes shares beneficially owned by Stephens Vascular Preferred, LLC and Stephens Vascular Options, LLC. Stephens Group, Inc. is sole manager of both companies and the owner of an 88% membership interest in Stephens Vascular Preferred, LLC.

          (2) Represents shares subject to currently exercisable options.

          (3) Represents shares subject to currently exercisable options beneficially owned by Stephens Investment Partners III LLC. of which this person is a manager.

---------------------                                        -------------------
CUSIP No.  92231M109                                         Page 11 of 12 Pages
---------------------                                        -------------------


     (b) Stephens Inc., the second-tier wholly owned subsidiary of Stephens Inc., owns 186 shares of the common stock of Vascular Solutions. Stephens Inc. expressly disclaims membership in any group pursuant to Regulation 13D.

     (c) The Voting Trustee expressly disclaims beneficial ownership of any securities covered by this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The terms of the Voting Trust Agreement to which each of the Trust Participants is a party provide that the Voting Trustee shall vote the shares of common stock of Vascular Solutions held by the voting trust "for" or "against" any proposal or other matter submitted to the shareholders of Vascular Solutions for approval in the same proportion as the votes cast "for" or "against" such proposal or other matter by all other shareholders, not counting abstentions. The Voting Trust Agreement further provides that the Voting Trustee shall not abstain from voting any shares of common stock of Vascular Solutions held by the voting trust. No person other than the Voting Trustee shall have any voting rights with respect to the shares of common stock of Vascular Solutions held by the voting trust.

          The terms of the Voting Trust Agreement also provide that the Trust Participants may transfer shares of Vascular Solutions held by the voting trust to any person that is an "affiliate" of Stephens Inc. under the Act or the Exchange Act only if the shares so transferred remain deposited in and subject to the terms of the voting trust. The Trust Participants may transfer shares of Vascular Solutions held by the voting trust to any person who is not an "affiliate" of Stephens Inc. under the Act or the Exchange Act if the transfer is approved by a majority of the board of directors of Vascular Solutions (excluding any member of the board of directors of Vascular Solutions who is an affiliate, employee, officer, director, general partner or agent of Stephens Inc. or Stephens Group, Inc.). The Trust Participants need not obtain approval of the board of directors of Vascular Solutions if the proposed transfer is (i) a bona fide gift or charitable donation, or (ii) a sale or transfer (a) permissible under Rule 144 of the Act (provided such sales comply with the provisions of subparagraphs (d), (e) and (f) of Rule 144 and that all sales or transfers by all Trust Participants occurring within any three-month period shall be aggregated for purposes of determining the applicable volume limitation under Rule 144(e)), or (b) in connection with a business combination, tender offer or other fundamental corporate transaction under which a third-party acquirer obtains control of Vascular Solutions (other than solely through the purchase of the shares held under the voting trust).

          The Voting Trust Agreement expires on the earlier of (i) June 2010,
(ii) the transfer of all of the shares of common stock of Vascular Solutions held by the voting trust under circumstances not requiring such shares to be subject to the Voting Trust Agreement, (iii) delivery to the Voting Trustee of a certificate of Stephens Inc. that Stephens Inc. no longer engages in market-making activities and other principal transactions in the common stock of Vascular Solutions and will not do so without an opinion of counsel that Stephens Inc. is not an "affiliate" of Vascular Solutions under the Act or the Exchange Act, (iv) the delivery to the Voting Trustee of a certificate of Stephens Inc. that a shelf registration statement for Vascular Solutions registering the market-making activities and other principal transactions of Stephens Inc. has been filed with and declared effective by the U.S. Securities and Exchange Commission and that Stephens Inc. undertakes to deliver a prospectus with the confirmation of each sale by it as principal, or (v) delivery to the Voting Trustee of an opinion of counsel that Stephens Inc. would not be deemed an "affiliate" of Vascular Solutions under the Act or the Exchange Act upon termination of the Voting Trust Agreement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     (a) Voting Trust Agreement dated as of July 14, 2000 among James Sommers, as Voting Trustee, and the Trust Participants listed in Item 2.

     (b) Agreement to File Joint Schedule 13D

---------------------                                        -------------------
CUSIP No.  92231M109                                         Page 12 of 12 Pages
---------------------                                        -------------------


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        Vascular Voting Trust

                                        By: /s/ JAMES SOMMERS
                                           ------------------------------------
                                            James Sommers, Voting Trustee


                                        Stephens Group, Inc.

                                        By: /s/ WARREN A. STEPHENS
                                           ------------------------------------
                                            Warren A. Stephens, President


                                        Stephens Vascular Preferred, LLC

                                        By:  Stephens Group, Inc., sole Manager

                                             By: /s/ WARREN A. STEPHENS
                                                -------------------------------
                                                 Warren A. Stephens, President


                                        Stephens Vascular Options, LLC

                                        By:  Stephens Group, Inc., sole Manager

                                             By: /s/ WARREN A. STEPHENS
                                                -------------------------------
                                                 Warren A. Stephens, President


                                        Stephens Investment Partners III LLC

                                        By: /s/ WARREN A. STEPHENS
                                           ------------------------------------
                                            Warren A. Stephens, Manager

                                        By: /s/ WILTON R. STEPHENS
                                           ------------------------------------
                                            Wilton R. Stephens, Jr., Manager

                                        By: /s/ JON E.M. JACOBY
                                           ------------------------------------
                                            Jon E.M. Jacoby, Manager

                                        By: /s/ CURTIS F. BRADBURY
                                           ------------------------------------
                                            Curtis F. Bradbury, Jr., Manager

                                        By: /s/ DOUGLAS H. MARTIN
                                           ------------------------------------
                                            Douglas H. Martin, Manager

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER              DESCRIPTION
--------            -----------
   A                Voting Trust Agreement
   B                Agreement To File Joint Schedule 13D